Exhibit Q

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

(Variable Executive Life)

Description of Issuance, Transfer and Redemption Procedures for Variable Life Insurance Contracts Pursuant to Rule 6e-3(T)(b)(12)(iii).

INTRODUCTION

1.  Rule 6e-3(T)(b)(12) under the Investment Company Act provides exemption from Sections 22(c), 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. (Rule 6e-3(T) has not been amended to reflect the addition of Section 27(c)(i).)

2.  Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, “under the same terms and conditions as a separate account claiming exemption under — Rule 6e-3(T).” Therefore a separate account which registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rules 6e-3(T)(b)(12)(iii). The purpose of this memorandum is to fulfill this requirement with respect to the variable life insurance policy (“Policy”) previously offered in connection with Northwestern Mutual Variable Life Account (“Separate Account”), a separate investment account of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”).

3.  Assets held in the Separate Account consist entirely of interest in shares of various series (each a “Portfolio”, together the “Portfolios”) of the Northwestern Mutual Series Fund, Inc., the Russell Investment Funds (including series comprising the Russell Life Points® Variable Target Portfolio Series), the Fidelity® VIP Mid Cap Portfolio and Fidelity® VIP Contrafund® Portfolio, each a series of Fidelity Variable Insurance Products III and Fidelity

Variable Insurance Products II, respectively, the Neuberger Berman Advisers Management Trust Socially Responsive Portfolio, as well as any interest in shares of any other fund Northwestern Mutual may make available from time to time, (collectively, the “Funds”). Shares of each series are valued daily as of the close of trading on the NYSE. As indicated in the prospectus, a number of these series are not expected to be available until July 1, 2011 or thereafter

The defined terms used herein are the same as the defined terms in the Policy or prospectus, unless otherwise defined herein.

RULE 6e-3(T)(b)(12)(iii)

4.  Rule 6e-3(T)(b)(12)(iii) provides exemptions from the sections and rules cited above to the extent “Necessary to comply with this Rule or with insurance laws and regulations and established administrative procedures of the life insurer for issuance, increases in or additions of insurance benefits, transfer and redemption of flexible contracts, including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract. . .” The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.

ISSUANCE PROCEDURES

A.  Premium Structure and Insurance Underwriting Standards

5.  The Policy is a flexible premium contract. Premiums may be paid at any time and in any amount, within limits. The actual cost of insurance charge will depend on the age, sex and insurance risk classification of the proposed insured, as well as the net amount at risk. Thus the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account the differences in risks.

6.  As a mutual life insurance company organized in Wisconsin, Northwestern Mutual is required to offer its insurance contracts as participating policies which share equitably in Northwestern Mutual’s divisible surplus. The Policy accordingly has been designated as participating. However, no dividends are anticipated since the Policy is not expected to contribute to divisible surplus.

7.  Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court1 has created legal liability issues for employers who purchase, or are otherwise involved in the purchases of, insurance products which are priced so as to reflect these differences. Similarly, the laws of individual states (currently only Montana) require that policies offered there use a sex-neutral pricing basis. The Policy will accordingly be offered on a sex-neutral pricing basis for use as required in such situations.

B.  Procedures for Placing a Policy in Effect

8.  Northwestern Mutual no longer issues the Policy.

C.  Premium Processing for Existing Policies

9.  Premiums may be paid at any time prior to the Policy anniversary nearest the insured’s 95th birthday, subject to our administrative practices, which may include evidence of insurability and MEC-limit review, and in any amount, within certain limits. The net premium, after the deductions described in the prospectus, will be placed in the Separate Account on the date received by Northwestern Mutual at its Home Office if received before the close of trading on the NYSE that day. If received after the close of trading, premiums will be placed in the Separate Account on the next trading day.

10.  Transactions between the Separate Account and the General Account of Northwestern Mutual will be effected as of the dates determined in accordance with the terms of

[1]	Arizona Governing Committee, Etc. v. Norris, 103 S. Ct. 3492 (1983).

the Policy but the transactions will not in all cases be physically processed on those dates. For example, as described below, the death of an insured will mark the date on which the Policy ceases to participate in the Separate Account, with interest being paid on Policy proceeds from that date until the Policy is settled, but several days may elapse before Northwestern Mutual receives notification. Because of the timing discrepancies the total assets of the Separate Account will not always exactly match the sum of the interests in the Separate Account represented by all of the Policies outstanding. An accounting routine has been established to reconcile these amounts once each year, as of December 31, and the amount of assets in the Separate Account will be adjusted as required.

11.  In some instances, in order to ascertain Owner instructions, Northwestern Mutual may hold Premium amounts under established procedures if transaction instructions are not in good order, which may include MEC review.

12.  Northwestern Mutual will monitor Policies and will attempt to notify an Owner on a timely basis if the Owner’s Policy is in jeopardy of becoming a Modified Endowment Contract (MEC) under the Internal Revenue Code. Excess Premium may be refunded to the Owner, depending on the instructions received. If so instructed by the Owner in writing, Northwestern Mutual may hold Premium amounts for longer than established procedures. “Owner” may include an authorized representative of the Owner, if allowable under applicable law. If the Owner wants the excess payment applied and the policy to become a MEC, the date they agree to making the policy a MEC is used as the effective date of the excess amount (the date Northwestern Mutual gets the instructions and the payment). The money up to the limit is applied as of the original effective date, and the balance of the money is applied as of the receipt date of the instructions.

TRANSFER PROCEDURES

A.  Dollar-Cost Averaging and Portfolio Rebalancing

13.  Owners may elect, for no additional charge, to authorize Northwestern Mutual to transfer amounts on a monthly basis from the Money Market Divisions to other Divisions as directed. Owners may also arrange to have their Invested Assets rebalanced to established percentages on a monthly, quarterly, semi-annual or annual basis. Northwestern Mutual may modify or suspend these programs at any time.

B.  Transfers

14.  The Separate Account currently consists of 40 Divisions. All assets of each Division are invested in shares of the corresponding Portfolio. Policy Owners may direct that accumulated amounts under the Policy be transferred from one Division to another so long as you are invested in no more than 30 Divisions at a time. The Policy provides for a $25 charge for transfers of assets among the Divisions of the Separate Account if more than twelve transfers take place in a Policy year. Currently, this fee is being waived. Policy Owners may request the transfer in writing and under certain circumstances when available, by the Internet according to our procedures for electronic instructions. Transfers received by Northwestern Mutual at its Home Office before the close of trading on the NYSE will receive same-day pricing. Transfers received by Northwestern Mutual at its Home Office after the close of trading will be priced on the next regular trading day. Where allowable by applicable law, an Owner’s financial representative may provide us with transfer instructions on behalf of the Owner subject to our current procedures, rules and requirements. If the effective date does not match the date the transfer instructions are due to be forwarded to the Home Office according to our procedures, the Home Office will contact NMIS to resolve any discrepancies.

C.  Short Term and Excessive Trading

15.  To deter short term and excessive trading, Northwestern Mutual has adopted and implemented policies and procedures which are designed to control abusive trading practices and seeks to apply these policies and procedures uniformly to all Policy Owners. Any exceptions must be either expressly permitted by these policies and procedures or subject to an approval process described in them. Northwestern Mutual may also be prevented from uniformly applying these policies and procedures under applicable state or federal law or regulation.

Among the steps Northwestern Mutual has taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions, including (with certain exceptions as identified in the prospectus) the prohibition of more than twelve transfers (or multiple transfers on the same effective date) among Divisions under a single Policy during a Policy year. Further, an investor who is identified as having made a transfer in and out of the same Division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after the third such round trip transfer until the next Policy Anniversary date, and will be sent a letter informing him or her of the restriction. Thereafter, the same investor will be similarly restricted after the second such round trip transfer. An investor who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division excluding the Money Market Division and the Divisions corresponding to the Portfolios of the Russell Investment Fund LifePoints® Variable Target Portfolio Series will be sent a warning letter after the first such round trip transfer and will be restricted from making additional transfers until the next Policy Anniversary date after the second such round trip transfer. Thereafter, the same investor will be similarly restricted after the first such round trip transfer. These limitations do not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, and interest sweeps, or to initial allocations, the use of asset allocation models or changes in future allocations. Once a Policy is restricted, Northwestern Mutual allows one additional transfer into the Money Market Division until the next Policy Anniversary Date. Limitations may be modified in accordance with our procedures to modify some of these limitations to allow for transfers that would not count against the total transfer limit as necessary to alleviate potential hardships to investors, such as transfers required as a result of a fund substitution, liquidation or merger.

These policies and procedures may change from time to time in Northwestern Mutual’s sole discretion without notice; provided, however, Policy Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require Northwestern Mutual to provide transaction information to the Fund.

Northwestern Mutual intends to monitor events and the effectiveness of its policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, Northwestern Mutual may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on its ability to impose restrictions on the trading practices of Policy Owners.

REDEMPTION PROCEDURES

A.  Surrender for Cash Value

16.  The cash value equals the Policy Value, less any Policy debt outstanding. The Owner of a Policy may surrender it for the cash value of the Policy at any time upon written request during the lifetime of the insured. Northwestern Mutual will determine the cash value for a surrender request on the same day it receives the request if the request is received at the Home Office before the close of trading on the NYSE. Cash values for surrender requests received by Northwestern Mutual at its Home Office after the close of trading will be determined on the next regular trading day.

17.  Northwestern Mutual will generally pay surrender proceeds within seven days of receipt of the Owner’s written request, except under the circumstances described below in the “Deferral of Determination and Payment” section.

18.  When a surrender of a Policy is effected, Northwestern Mutual will pay the cash value out of the assets held in the General Account. An amount equal to the Invested Assets will be transferred from the Separate Account to the General Account as of the effective date of the surrender.

B.  Withdrawals of Policy Value

19.   A withdrawal of Policy Value may be made under certain conditions specified in the prospectus. A withdrawal may not reduce the loan value to less than any Policy Debt outstanding. Following a withdrawal the remaining Policy Value, less any Policy Debt outstanding, must be at least three times the most recent monthly charge. Also, following a withdrawal the remaining Death Benefit must be at least the minimum amount that Northwestern Mutual would currently issue. The minimum amount for withdrawals is $250. The Policy reserves the right to charge a fee of up to $25 per withdrawal. This fee is currently being waived.

20.  Withdrawals may be made upon written request at Northwestern Mutual’s Home Office. The maximum allowable withdrawal will be determined by reference to computations as of the close of business on the day the request is received if the request is received before the close of trading on the NYSE that day. If received after the close of trading, the determination will be made on the next trading day. The check for the amount of the withdrawal will be mailed from the Home Office. Withdrawals from the Separate Account will generally be paid within seven days of receipt of the Owner’s written request, except under the circumstances described below in the “Deferral of Determination and Payment” section.

C.  Payment of Death Benefit

21.  Northwestern Mutual will pay the Death Benefit to the beneficiaries or other designated payees in accordance with the terms of the Policy following receipt at the Home Office of proof of the death of the insured. The amount of the Death Benefit paid will be determined as of the date of death. Northwestern Mutual may transfer Invested Assets into the money market division of the Separate Account upon notification of death of the Insured until the Death Benefit is paid in order to minimize breakage. Payment of the Death Benefit is subject to the suicide and incontestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met, except under circumstances described below in the “Deferral of Determination and Payment” section.

22.  The Death Benefit for a Policy will depend on the death benefit option chosen. With Option A, the death benefit equals the Specified Amount. With Option B, the Death Benefit equals the sum of the Specified Amount and the Policy Value. And with Option C, the Death Benefit equals the sum of the Specified Amount and premiums paid. At ages 100 and older, the Death Benefit will equal the Policy Value under all three options. In addition, under any of the options, the Death Benefit will be increased, if necessary, to meet the definitional requirements for life insurance for federal income tax purposes. The Death Benefit is adjusted to reflect any unpaid monthly charges if the Policy is in the grace period. Also, any Policy debt is deducted from the Death Benefit.

23.  Northwestern Mutual will pay the Death Benefit for a Policy out of assets held in its General Account. The beneficiary may receive the Death Benefit as a cash settlement either by electing to receive a lump sum check or by electing an interest-bearing account, if the settlement amount meets our criteria for size. If an interest-bearing account is not selected, the beneficiary will receive the Death Benefit as a lump sum check. If the interest-bearing account is selected, account information, along with a book of drafts, will be sent to the beneficiary. The amount payable will include interest from the date of death. An amount equal to the interest of the Policy in the Separate Account as of the date of death will be transferred from the Separate Account to the General Account.

D.  Lapse and Reinstatement

24.  If the Policy Value, less any Policy debt outstanding, is less than the monthly charges on any monthly processing date, a 61 day2 grace period is allowed for the payment of sufficient premium to keep the Policy in force. The grace period begins on the date when a notice is sent to the Policy Owner. The notice will state the minimum amount of premium required to keep the Policy in force and the date by which the premium must be paid. The Policy will terminate with no value unless the required amount is paid before the grace period expires. Payments are deemed received by Northwestern Mutual at its Home Office if received before the close of trading on the NYSE that day. If received after the close of trading, payments are deemed received on the next trading day. If the insured dies during the grace period, the death proceeds will be reduced by the amount of the unpaid monthly charges.

25.  A lapsed Policy may be reinstated while the insured is alive within one year (or longer if required by state law) after the Policy terminated. Reinstatement is conditional upon evidence of insurability and payment of an amount equal to the monthly charges that were due when the Policy terminated plus charges for three more months. If the request is not received on a monthly processing date, the reinstatement will be effected as of the first monthly processing date following the date the request for reinstatement is received at the Home Office of Northwestern Mutual, subject to approval by Northwestern Mutual. Any Policy debt that was outstanding when the Policy terminated will also be reinstated. Upon reinstatement, the Policy Date will not change. The Policy Value when a policy is reinstated is equal to the premium paid (plus applicable interest credited by Northwestern Mutual, if any), after the deduction for taxes and sales load, less the sum of all monthly charges for the cost of insurance and other expenses

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In administering the Policies Northwestern Mutual intends to use a 66-day period, instead of 61 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when Policy Owners attempt to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern Mutual's fixed benefit insurance policies and will be administered consistently. It does not appear in the prospectus for the Policies because its purpose would be defeated if Policy Owners know that the extra time would be allowed. When the 66 days have transpired and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 61 days. Notwithstanding the postponement of internal procedures to reflect the fact of a lapse, the Policy does lapse upon the expiration of the grace period and the Death Benefit is determined accordingly if the insured dies thereafter regardless of whether the internal procedures have been implemented prior to the date of death.

for the grace period and for the current month. The cash amount required to reinstate a Policy will be paid into the General Account and the amount required for the Separate Account reserve will be placed in the Separate Account as of the reinstatement date.

E.  Reinvestment after Surrender or Withdrawal

26.  While Owners have no right to reinvestment after a surrender or withdrawal, Northwestern Mutual may permit such reinvestments in its sole discretion as described in prospectus. Owners may make payments in the form of returned surrender or withdrawal proceeds in connection with a request to void a surrender or withdrawal if the request is received by Northwestern Mutual within a reasonable time after the surrender or withdrawal proceeds are mailed.

Returned withdrawal proceeds will be reinvested at the unit value next determined for each Division after our receipt of the reinvestment request in good order at the Home Office, including, among other things, (1) the return of withdrawal proceeds, (2) satisfactory evidence of insurability and any (3) Premium Payments due. Proceeds will be applied to the Divisions from which the withdrawal was made in the same proportion as the withdrawal. Surrender proceeds will only be reinvested after our receipt of the reinvestment request in good order at the Home Office, including, among other things, (1) the return of surrender proceeds, (2) satisfactory evidence of insurability and any (3) Premium Payments due. Returned surrender proceeds (plus applicable interest, if any) will be allocated to the Divisions from which the surrender was made in the same proportion as the surrender.

Depending on the underwriting classification of the Insured, Northwestern Mutual may not accept the reinvestment or may accept the reinvestment with different charges and expenses under the Policy. Northwestern Mutual may refuse to process reinvestments where it is not administratively feasible.

F.  Right to Exchange for a Fixed-Benefit Policy

27.  Owners may exchange their Policies for a life insurance policy that does not vary with the investment experience of the Separate Account at any time if under certain circumstances a Fund changes its investment adviser or makes a material change to the investment policies of a Portfolio.

G.  Policy Loans and Loan Repayments

28.  The Policy provides that the Owner may borrow from Northwestern Mutual using the Policy as collateral security. The maximum loan value is 90% of the Policy Value of the Policy. If a Policy loan is already outstanding, the maximum amount that can be taken as a new loan is the maximum loan value, less existing Policy debt.

29.  The Policy provides that loans will be made upon written request. If Northwestern Mutual receives a request for a loan at the Home Office on or before the close of trading on the NYSE, the loan will be effective as of the close of trading that day. If the request is received after the close of trading, the loan will be effective on the next trading day. The date of the loan will be the date on which the check for the loan proceeds is issued. The maximum loan value of the Policy will be determined by reference to computations at the close of business the preceding day — after the request for the loan was submitted but before processing took place — and interest will accrue from the effective date of the loan.

30.  Interest on a Policy loan accrues and is payable on a daily basis. The Policy loan rate is a fixed rate of 5%. Unpaid interest is added to the principal. The Policy will terminate if the Policy Value falls to zero on a monthly processing date, but written notice will be mailed to the owner of the Policy at least 61 days before the termination date. The notice will state the amount which must be paid to keep the Policy in force.

31.  When a Policy loan is effected, the loan amount is taken from the Divisions of the Separate Account in proportion to the amounts in the Divisions. The amounts withdrawn from the Separate Account are credited with an earnings rate equal to the Policy loan interest rate. On the monthly processing date, a charge for expenses and taxes associated with any Policy debt is deducted. The amount deducted for expenses is disclosed in the prospectus. The earnings rate is in lieu of the investment experience of the Separate Account.

32.  Loan repayments (including accrued interest) may be repaid, in whole or in part, at any time while the Insured is alive. If there is Policy Debt, payments received at our Home Office are treated as payments to reduce Policy Debt unless designated as Premium Payments. If payments are received before the close of trading on the NYSE, Northwestern Mutual will credit payments as of the date received and will transfer those amounts from the General Account to the Divisions, in proportion to the premium allocation in effect as of the same date. If payments are received on or after the close of trading on the NYSE, Northwestern Mutual will process the order using the value of the units in the Divisions determined at the close of the next regular trading session of the NYSE.

H.  Deferral of Determination and Payment

33.  Northwestern Mutual will ordinarily pay Policy benefits within seven days after all required documents are received at its Home Office. However, we may defer determination and payment of benefits if:

•	the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
•	the SEC permits, by an order, the postponement of any payment for the protection of Owners;
•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable; or
•	under SEC rules, the Money Market Portfolio suspends payments of redemption proceeds in connection with a liquidation of the Portfolio, we will delay the

Portfolio’s portion of the payment of any transfer, partial surrender, surrender, or death benefit until the Portfolio is liquidated.

34.  If an Owner submits a check or draft to our Home Office, Northwestern Mutual has the right to defer payment of the Death Benefit, surrender, withdrawals, loans, or payment plan proceeds until the check or draft has been honored.

35.  To the extent it is disclosed in the prospectus, Northwestern Mutual may defer payment of the Death Benefit if it legitimately needs time to determine the proper beneficiaries.

36.  If mandated under applicable law, Northwestern Mutual may be required to freeze an Owner’s Policy Value and thereby refuse to pay any requests for transfer, surrender, withdrawals, loans, or the Death Benefit, until instructions are received from the appropriate regulatory or other lawful authority. Northwestern Mutual may also be required to provide additional information about an Owner, the Owner’s Policy, and the Owner’s trading activities to government regulators.

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